CODE OF BUSINESS CONDUCT AND ETHICS

Effective May 13, 2013
(as amended March 13, 2018)

The purpose of this Code of Business Conduct and Ethics (the “Code”) is to define the standards and values which B2Gold Corp. (the “Company”) expects its personnel to follow in all of their dealings with stakeholders and activities with the Company. This Code applies to all personnel of the Company and all of its subsidiaries and any other entity controlled by the Company (collectively, the “B2Gold Group”), including every director, officer and employee of the B2Gold Group (the “B2Gold Personnel”).

The Code states basic principles that should guide the affairs of the B2Gold Group and addresses certain specific situations, but it is not intended to be comprehensive. Directors, officers and employees are encouraged to seek guidance on specific issues, particularly with respect to potential conflicts of interest.

The Company’s Corporate Governance and Nominating Committee (the “Governance Committee”) is responsible for setting the standards of business conduct contained in the Code and updating these standards as it deems appropriate to reflect changes in the legal and regulatory framework applicable to the B2Gold Group, the business practices within the Company’s industry, the Company’s own business practices, and the prevailing ethical standards of the communities in which the B2Gold Group operates. While the Board of Directors of the Company (the “Board”), through the Governance Committee, will oversee and monitor compliance with the Code, it is the individual responsibility of each B2Gold Personnel to comply with the Code. Each B2Gold Personnel is expected to read and become familiar with the Code and may be required, from time to time, to affirm in writing his or her compliance with the Code. This Code should also be provided to and followed by consultants, agents and representatives, including advisors, engaged by the B2Gold Group.

1.	Guiding Principles

All B2Gold Personnel must:

	(a)	act honestly and in good faith with a view to the best interests of the B2Gold Group;

	(b)	exercise due care, diligence and skill in fulfilling the functions of their position;

	(c)	avoid conflicts of interest between work and personal affairs;

	(d)	exercise the powers attached to their employment, engagement or other relationship with the Company and use the assets of the B2Gold Group for the purposes for which they were intended;

(e)

demonstrate honesty, truthfulness, respectfulness and integrity in all business dealings and interactions with the B2Gold Group’s shareholders, customers, suppliers, competitors and other employees; and

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(f)

act in accordance with all applicable laws and regulations, adhere to the ethical standards set out in the Code and follow the Company’s policies and procedures. For certainty, if any applicable law conflicts with a policy in this Code, B2Gold Personnel must comply with the applicable law. If a local custom or policy conflicts with this Code, B2Gold Personnel must consult with the Governance Committee and comply with this Code, unless a waiver is obtained pursuant to Section 12.3.

2.	Conflicts of Interest

2.1.

All B2Gold Personnel have an obligation to act in the best interests of the B2Gold Group at all times. Further, B2Gold Personnel are required to avoid situations where their personal interests interfere or might appear to interfere in any way with the interests of the B2Gold Group.

2.2.

A conflict of interest will arise when B2Gold Personnel must choose between the Company’s best interests and their personal interests, including when such B2Gold Personnel has personal interest in a B2Gold Group transaction. Any situation where the judgment of such B2Gold Personnel may be compromised, where he or she shows undue favoritism to any party or where he or she receives a personal benefit of some kind is potentially a conflict of interest. All B2Gold Personnel must strive to avoid situations that create a conflict, create the potential for a conflict or create the appearance of a conflict.

2.3.

Where a conflict of interest may exist, then such B2Gold Personnel must immediately disclose the conflict to a member of the Governance Committee. If a B2Gold Personnel becomes aware of a material transaction or relationship (including those involving family members) that could reasonably be expected to give rise to a conflict of interest, he or she should discuss the matter promptly with a member of the Governance Committee.

2.4.

If required by the Board, where a director of the Company has a conflict of interest, such director shall retire from any meeting of the Board while discussion on the applicable material contract or transaction or proposed material contract or transaction is taking place and shall refrain from voting on the subject under consideration, but this will not prevent the Board from calling him or her into the meeting to answer any questions regarding the matter under discussion nor shall it release the director from his or her obligation to inform the Board.

3.	Use of B2Gold Group Resources

3.1.

All B2Gold Personnel are to safeguard and use the B2Gold Group’s resources for legitimate B2Gold Group business purposes only. The B2Gold Group and all B2Gold Personnel will take steps to prevent theft, carelessness and any manner of significant waste that has a direct impact on the B2Gold Group’s profitability. Any suspect incident of fraud, theft or other irregularity should be reported immediately to the suspect’s supervisor for investigation. B2Gold Group equipment should not be used for non-B2Gold Group business, other than incidental personal use; other use requires pre- approval by an immediate supervisor.

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3.2.

The obligation of B2Gold Personnel to protect the B2Gold Group’s assets includes the protection of its proprietary information. Proprietary information includes: drill results; engineering plans and designs; geological prospects and interpretations; databases and records; business, marketing and corporate development plans; salary information; intellectual property and any unpublished financial or technical data and reports. Unauthorized use or distribution of this information is a violation of this Code. It may also be illegal and result in civil or criminal penalties. The obligation to preserve the confidentiality of proprietary information continues even after B2Gold Personnel cease to have a relationship with the B2Gold Group. See “Confidentiality”.

4.	Corporate Opportunities

Opportunities which become available to a B2Gold Personnel by reason of his or her position with the B2Gold Group or employment activities must be disclosed to the Company and be treated as if belonging to the B2Gold Group. B2Gold Personnel are prohibited from using B2Gold Group property or information for personal gain, taking personal advantage of opportunities that are discovered through the use of B2Gold Group property or information, or competing with the B2Gold Group. B2Gold Personnel owe a duty to the B2Gold Group to advance its legitimate interests, before their own, when the opportunity to do so arises in connection with B2Gold Personnel’s employment, engagement or other relationship with the B2Gold Group.

5.	Confidentiality

5.1.	All B2Gold Personnel are required to maintain and protect the confidentiality of all information and materials entrusted to them.

5.2.

B2Gold Personnel have access to sensitive and confidential corporate information. Confidential information is any information obtained or developed in the B2Gold Group’s business that has not been made public by the Company through designated spokespersons or publicly disclosed documents. Release of such information may be harmful to the B2Gold Group, other B2Gold Personnel, suppliers and customers, and in some cases it may be illegal. B2Gold Personnel must use extreme care when dealing with confidential information to ensure that such information not be released to anyone inside or outside of the B2Gold Group who is not authorized or legally entitled to receive it. Treatment of confidential information must be in accordance with the Company’s Disclosure, Confidentiality & Insider Trading Policy.

5.3.

The foregoing obligations of confidentiality are subject to applicable whistleblower laws, which protect the right of B2Gold Personnel to provide information to governmental and regulatory authorities. Notwithstanding any other provision of this Code, any other B2Gold Group policy or any agreement relating to B2Gold Personnel, B2Gold Personnel are not required to seek B2Gold Group’s permission or notify B2Gold Group of any communications made in compliance with applicable whistleblower laws, and B2Gold Group will not consider such communications to violate this or any other B2Gold Group policy or any agreement between the B2Gold Personnel and the B2Gold Group.

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6.	Fair Dealings

6.1.

B2Gold Personnel are required to deal fairly with the B2Gold Group’s customers, suppliers, competitors and other employees in a business-like manner, free from discriminatory practices, including harassment.

6.2.

The Company believes that fair competition is fundamental to the continuation of the free enterprise system. The B2Gold Group complies with and supports laws that prohibit restraints of trade, unfair practices, or abuse of economic power. B2Gold Personnel must not enter into arrangements that unlawfully restrict the B2Gold Group’s ability to compete with other businesses, or the ability of any other business to compete with the B2Gold Group. B2Gold Personnel are also prohibited from entering or discussing any unlawful arrangement that may result in unfair business practices or anticompetitive behaviour.

6.3.

The Company will make full, fair, accurate, timely and understandable disclosure in periodic reports and documents required to be filed by the Company under applicable securities laws in accordance with the Company’s Disclosure, Confidentiality & Insider Trading Policy.

7.	Discrimination and Harassment

The B2Gold Group is committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances. B2Gold Personnel are encouraged to speak with the Company’s local Human Resources Officer when a coworker’s conduct makes them uncomfortable and to report harassment when it occurs.

8.	Use of Email and Internet Services

8.1.

Email and internet services are provided by the B2Gold Group to assist B2Gold Personnel in carrying out their work. Incidental and occasional personal use is permitted, but never for personal gain or any improper purpose. B2Gold Personnel may not access, send or download any information that could be insulting or offensive to another person, such as sexually explicit messages, cartoons, jokes, unwelcome propositions, derogatory messages based on racial or ethnic characteristics or any other messages that could reasonably be viewed as harassment.

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8.2.

Messages (including voicemail) and computer information sent, received or created by B2Gold Personnel are considered B2Gold Group property and B2Gold Personnel should recognize that these messages and information are not “private”. Unless prohibited by law, the B2Gold Group reserves the right to access and disclose those messages and information as necessary for its business purposes. B2Gold Personnel should use good judgment and not access, send messages or store any information that they would not want to be seen or heard by others.

9.	Compliance with Laws

The Company operates within a complex framework of Canadian federal, provincial and municipal laws and regulations, United States laws and regulations, stock exchange rules and the laws of other countries in which it does business. All B2Gold Personnel are expected to comply with the applicable laws, rules and regulations of Canada, the United States and any other country in which the B2Gold Group carries on business and applicable stock exchange rules, including without limitation mining and environmental laws and regulations. No B2Gold Personnel is ever expected to commit or condone an illegal act, or to instruct other B2Gold Personnel to do so on behalf of the B2Gold Group.

10.	Insider Trading

Trading of publicly listed securities or their derivatives on the basis of insider information, or inducing others to do so, is illegal and may result in significant civil and criminal penalties. Insider information includes information that is not public and could materially affect the price of the Company’s shares. It may be positive or negative and may include information concerning significant discoveries, assay results, geological interpretations, grades, tonnages, resources and reserves of properties owned or operated by the B2Gold Group, financial results or forecasts, or information concerning major contracts or proposed transactions including mergers, takeovers and asset acquisitions. The Company has adopted the Disclosure, Confidentiality & Insider Trading Policy governing the trade of the Company’s securities or the securities of any counter- party to a potential material transaction by B2Gold Personnel. Each B2Gold Personnel is expected to read and become familiar with this Policy.

11.	Financial Records and Internal Controls

B2Gold Personnel must maintain the integrity of the Company’s financial records and ensure full, fair, accurate, timely and understandable disclosure of financial information as required by securities and other regulatory authorities. All assets, liabilities and transactions must be accurately and completely reported in the books and supported by necessary documentation, and no asset, liability or transaction is to be concealed from management or the Company’s internal or external auditors.

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12.	Reporting

12.1.	B2Gold Personnel should promptly report:

	(a)	any concerns related to the Company’s accounting, internal controls or auditing matters pursuant to the Company’s Whistleblower Policy; and

(b)

all other violations of the Code to the Governance Committee. The Governance Committee shall cause an investigation of any reported violations and shall oversee an appropriate response, including corrective action and preventative measures where required provided that the Governance Committee may refer the investigation to the Audit Committee where appropriate. B2Gold Personnel are expected to cooperate with such investigation. Any B2Gold Personnel who violates the Code shall face appropriate, case specific, disciplinary action, which may include termination and, in appropriate cases, civil action or reference for criminal prosecution. Failure to report a known violation of the Code is itself a violation of the Code.

Following is the contact information for each member of the Governance Committee:

Robert Cross	Tel: 604-685-2162 or	bcross@b2gold.com
Robert Gayton	Tel: 604-307-8558 or	rgayton@b2gold.com
Jerry Korpan	Tel: 778-668-1081 or	jkorpan@b2gold.com

12.2.

The Company will not tolerate any retaliation or reprisal against anyone who in good faith reports a potential breach of the Code or raises a concern with respect to whether certain conduct constitutes a breach. A “good faith” report is one which is made honestly and reasonably, whether or not the person has all of the relevant facts or is sure that a breach has occurred.

12.3.	The Code encourages all B2Gold Personnel to seek guidance when unsure about the best course of action in a particular situation.

13.	Requests for Waivers

Requests for waivers from this Code must be delivered to the Governance Committee or a delegate of the Governance Committee, together with a summary of all relevant facts and circumstances. Waivers with respect to directors and executive officers may only be granted by the Board. Waivers with respect to other officers or non-officer employees of the B2Gold Group may be granted by the Governance Committee or its delegate. The B2Gold Personnel to whom a waiver is granted accepts that public disclosure of the granting of any such waiver may be required by applicable securities laws, regulations, policies or guidelines, including those of a stock exchange on which the Company’s stock may be listed.

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14.	Violations

Upon determination that a B2Gold Personnel has violated this Code, the Company will take such preventative or disciplinary action as it deems appropriate, including, but not limited to, reassignment, demotion, dismissal and, in the event of criminal conduct or other serious violations of the law, notification of appropriate governmental authorities. Appropriate action may also be taken to deter any future Code violations.

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